December 3, 2020

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jason Drory and Joe McCann

Re:	Acceleration Request for Sawai Pharmaceutical Co., Ltd.

Registration Statement on Form F-4

File No.: 333-250990

CIK No. 0001816901

Dear Messrs. Drory and McCann:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Sawai Pharmaceutical Co., Ltd. hereby respectfully requests that the effective date of the Registration Statement on Form F-4, File No. 333-250990 (the “Registration Statement”), be accelerated, so that the Registration Statement will become effective at 9 a.m., Eastern time, on December 4, 2020, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by telephone call to Toshiro Mochizuki of Shearman & Sterling LLP at +81-3-5251-0210.

[Signature page follows]

Sincerely,

Sawai Pharmaceutical Co., Ltd.

By:	/s/ Kazuhiko Sueyoshi
Name:	Kazuhiko Sueyoshi
Title:	Director and Chief Financial Officer

cc: Masahisa Ikeda (Shearman & Sterling LLP)

     Toshiro Mochizuki (Shearman & Sterling LLP)

[Signature Page to Acceleration Request]